Exhibit 12

UDR, INC.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Years Ended December 31,
	2008	2007	2006	2005	2004

(Loss)/income before discontinued operations, net of minority interests	$(50,207)	$49,183	$(68,758)	$(50,084)	$(43,055)
Add:
Interest on indebtedness from continuing operations	162,903	161,761	179,075	159,433	118,504
Minority interests	(3,781)	2,054	(5,291)
Portion of rents representative of the interest factor	1,883	871	679	667	651

Earnings	$110,798	$213,869	$105,705	$110,016	$76,100

Fixed charges and preferred stock dividend:
Interest on indebtedness from continuing operations	$162,903	$161,761	$179,075	$159,433	$118,504
Capitalized interest	14,857	13,244	5,173	2,769	986
Portion of rents representative of the interest factor	1,883	871	679	667	651

Fixed charges	179,643	175,876	184,927	162,869	120,141

Add:
Preferred stock dividend	12,138	13,910	15,370	15,370	19,531
(Discount)/premium on preferred stock	(3,056)	2,261	—	—	5,729

Preferred stock dividend and preferred stock	9,082	16,171	15,370	15,370	25,260

Combined fixed charges and preferred stock	$188,725	$192,047	$200,297	$178,239	$145,401

Ratio of earnings to fixed charges	—	1.22	—	—	—
Ratio of earnings to combined fixed charges and preferred stock	—	1.11	—	—	—

For the year ended December 31, 2008, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $68.8 million.

For the year ended December 31, 2008, the ratio of earnings to combined fixed charges and preferred stock was deficient of achieving a 1:1 ratio by $77.9 million.

For the year ended December 31, 2006, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $79.2 million.

For the year ended December 31, 2006, the ratio of earnings to combined fixed charges and preferred stock was deficient of achieving a 1:1 ratio by $94.6 million.

For the year ended December 31, 2005, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $52.9 million.

For the year ended December 31, 2005, the ratio of earnings to combined fixed charges and preferred stock was deficient of achieving a 1:1 ratio by $68.2 million.

For the year ended December 31, 2004, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $44.0 million.

For the year ended December 31, 2004, the ratio of earnings to combined fixed charges and preferred stock was deficient of achieving a 1:1 ratio by $69.3 million.